DENDREON CORPORATION ANNOUNCES FINANCING

Filed by Dendreon Corporation

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corvas International, Inc.

Form S-4 File No. 333-104167

This filing relates to the proposed acquisition (“Acquisition”) by Dendreon Corporation (“Dendreon”) of Corvas International, Inc. (“Corvas”) pursuant to the terms of an Agreement and Plan of Merger, dated February 24, 2003 (the “Merger Agreement”), by and among Dendreon, Seahawk Acquisition, Inc., Charger Project LLC and Corvas. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Dendreon on February 25, 2003, and is incorporated by reference into this filing.

The following is a press release issued by Dendreon Corporation on June 13, 2003.

Dendreon Corporation Raises $26.7 Million

Seattle, WA (June 13, 2003)—Dendreon Corporation (Nasdaq: DNDN) announced today that it raised $26.7 million through the sale of 3.8 million shares of Dendreon common stock at a price of $7.00 per share to Baystar Capital, Mazama Capital Management and one additional existing Dendreon stockholder.

Dendreon expects to use the net proceeds of the sale primarily for the development of Provenge®, its lead investigational cancer vaccine for the treatment of androgen independent prostate cancer, and for general working capital purposes. Yesterday Dendreon announced that it had received a Special Protocol Assessment from the U.S. Food and Drug Administration indicating that the company’s pivotal Phase 3 trial, D9902B, for Provenge will serve as the basis for a Biologics License Application for potential approval of the product.

“Raising this capital will enable us to augment our scale-up and commercialization plans for Provenge and expand the development of some of our exciting and promising early stage product candidates,” said Mitchell H. Gold, M.D., chief executive officer of Dendreon Corporation. “As we finalize the acquisition of Corvas International, this financing will allow us to invest in the promising product portfolio of the combined company. We remain committed to completing the Corvas acquisition as quickly as possible.”

About Provenge

Provenge is Dendreon’s investigational therapeutic cancer vaccine designed to stimulate a person’s immune system against prostate cancer. A double blind, placebo controlled Phase 3 trial of Provenge, D9902B, is underway and is recruiting men with androgen independent prostate cancer with a Gleason score of 7 or below. Results of a completed Phase 3 trial of Provenge,

D9901, demonstrated significant benefit from Provenge treatment for men with a Gleason score of 7 or less in delaying both time to disease progression and the development of disease-related pain. Recently announced results from the D9901 trial also demonstrated that Provenge treatment induced a significant T-cell mediated immune response.

Dendreon Corporation is a biotechnology company developing targeted therapies for cancer. In addition to its therapeutic vaccines in clinical and pre-clinical development for a variety of cancers, Dendreon’s product pipeline includes monoclonal antibody and small molecule product candidates. Dendreon has established important research and development alliances with industry leaders Genentech, Inc. and Kirin Brewery Co., Ltd. For more information about the company, its programs and clinical trials visit www.dendreon.com. For information on participating in the Provenge trial, please call 1-866-4-PROSTATE (1-866-477-6782).

Certain statements contained in this release, including statements about the use of the net proceeds from this offering, business prospects, the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, and the completion of the Company’s proposed acquisition of Corvas International, Inc., and statements containing words like “estimates,” “anticipates,” “plans,” “believes,” “expects,” “will” and other similar expressions, are forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those projected in the Company’s forward-looking statements include the following: the uncertainty of Dendreon’s future access to capital; Dendreon’s limited operating history; risks associated with completing Dendreon’s clinical trials; the risk that the safety and/or efficacy results of a clinical trial will not support an application for a biologics license; the risk that the Food and Drug Administration will not approve a product for which a biologics license has been applied; the failure by Dendreon to secure and maintain relationships with collaborators; dependence on the efforts of third parties;, dependence on intellectual property; and other risk factors identified from time to time in the Company’s reports filed with the Securities and Exchange Commission, including our most recently filed Current Report on Form 8-K. Except as expressly required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changes circumstances or any other reason.

Factors that could cause actual results to differ materially from those projected in the company’s forward-looking statements include the following: our ability to raise additional capital when needed; market acceptance of our technologies and products; our financial and technical resources relative to those of our competitors; our ability to keep up with rapid technological change; our dependence on the defense industry and a limited number of government development contracts; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards; the timing of commercial product launches and delays in product development; the ability to achieve key technical milestones in key products; dependence on third parties to develop, manufacture, sell and market our products; potential product liability claims

Additional Information About the Acquisition and Where to Find It

Dendreon and Corvas have filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which contains a preliminary joint proxy statement/prospectus with respect to the Acquisition and other relevant materials. The Registration Statement has not been declared effective by the SEC. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE COMPANIES’ RELEVANT FILINGS WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DENDREON, CORVAS AND THE ACQUISITION. The preliminary joint proxy statement/prospectus and other relevant materials, and any other documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Dendreon by directing a request to: Dendreon Corporation, 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego, CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the Acquisition. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the preliminary joint proxy statement/prospectus, which is included in the Registration Statement. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in Corvas’ Annual Report on Form 10-K, which was filed with the SEC on March 14, 2003, and in the preliminary joint proxy statement/prospectus included in the Registration Statement. Certain directors and executive officers of Corvas may have direct or indirect interests in the Acquisition due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, or rights to severance payments if their employment is terminated following the Acquisition. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the Acquisition is contained in the preliminary joint proxy statement/prospectus.

Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available, and any other documents filed with the SEC by Dendreon and Corvas, before making any voting or investment decision with respect to the Acquisition.

Forward-looking Statements

Except for historical information contained herein, the news release contains forward-looking statements, including statements about the Acquisition and future financial and operating results of the combined company. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties, particularly those risks and uncertainties inherent in any acquisition transaction and the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, that could cause actual results to differ materially from those described in the forward-looking statements.

Statements of expected synergies, benefits, accretion, timing of closing, execution of integration plans and management and organizational structure are all forward-looking statements. Risks and uncertainties include the possibility that the market for the sale of certain products may not develop as expected; that development of the companies’ products, including potential cardiovascular and cancer products, may not proceed as planned; risks associated with completing ongoing clinical trials, including the rNAPc2 clinical trial for the treatment of patients with unstable angina and non-ST-segment elevation myocardial infarction; the risk that the results of one clinical trial will not be repeated in another clinical trial; the risk that results in preclinical studies may not be confirmed in clinical trials or that other preclinical studies will reveal adverse characteristics that preclude further development of a preclinical product candidate; the risk that the results of a clinical trial, including Phase 3 trials of Provenge, will not support applying for or approval of a biologics license by the FDA; the risk that the Acquisition does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the Acquisition, the businesses of the companies, including the retention of key employees, suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; risks related to Dendreon’s limited operating history; the risk that the companies may not secure or maintain relationships with collaborators; the companies’ dependence on intellectual property; and other risks and uncertainties that are described in the reports filed by Dendreon and Corvas with the SEC. Additional information on the risks and uncertainties that could affect the companies’ business, financial condition and results of operations are contained in their respective filings with the SEC, which are available at www.sec.gov.